UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


       QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING
                              COMPANY ACT OF 1935.

                For the quarterly period ended December 31, 2000


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                      Table of Contents

                            Item
 No.                                      Title                            Page
-------- -----------------------------------------------------------------------


  1      Organization Chart                                                  2

  2      Issuances and Renewals of Securities and Capital Contributions      2

  3      Associate Transactions                                              3

  4      Summary of Aggregate Investment                                     4

  5      Other Investments                                                   5

  6      Financial Statements and Exhibits                                   5


ITEM 1 - ORGANIZATION CHART

                Name          Energy                                     Percentage
                 of              or           Date             State     of Voting
              Reporting    Gas - related       of                of      Securities                      Nature of
              Company         Company     Organization     Organization     Held                          Business

SCANA Resources, Inc. (a)
   Solo Energy Corporation    Energy      January 6, 1997       Delaware    16.48% (b)    provide long-term energy service contracts
                                                                                           from use of micro turbines

South Carolina Electric &Gas
Company  (a)
   SC Coaltech No. 1 LP       Energy      April 7, 2000         Delaware        40%       production and sale of synthetic fuel

(a) These SCANA  Corporation  system  companies are not reporting  companies but
they  are  included  herein  because  they  hold  securities   directly  in  the
energy-related companies set forth
      below their names.
(b)  Solo  Energy  Corporation's   certificate  of  incorporation  limits  SCANA
Corporation  and its wholly owned  subsidiaries to an aggregate power to vote of
18% of total number of votes
        entitled  to be cast on matters  not  requiring  separate  voting by the holders of Series B Preferred Stock.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                         Principal       Issue                   Person to Whom    Collateral      Consideration
 Company Issuing   Type of Security      Amount of         or       Cost of        Security was     Given with       for Each
    Security            Issued           Security       Renewal     Capital        Issued           Security         Security
 ---------------    -----------------     --------       -------     -------        ------          --------         --------
                       None


Company Contributing Capital                          Company Receiving Capital                     Amount of Capital Contribution

South Carolina Electric & Gas Company                   SC Coaltech No. l LP                          $1,266,000





                                                          2




  ITEM 3 - ASSOCIATE TRANSACTIONS

  PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

  Reporting Company       Associate Company     Types of Services      Direct Costs        Indirect      Cost of    Total Amount
 Rendering Services       Receiving Services        Rendered              Charged       Costs Charged    Capital       Billed
 ------------------       ------------------       --------              -------       -------------    -------       ------

SC Coaltech No. 1 LP   South Carolina Electric  Synthetic Fuel Sales     $16,174,558         -             -       $16,174,558
                           & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company            Reporting Company    Type of Services   Direct Costs      Indirect    Cost of   Total Amount
          Rendering Services            Receiving Services       Rendered          Charged     Costs Charged  Capital     Billed
          ------------------            ------------------       --------        -------      ------------    ------     ------

South Carolina Electric & Gas Company   SC Coaltech No.1 LP       Coal Sales     $16,754,021        -             -      $16,754,021
South Carolina Electric & Gas Company   SC Coaltech No.1 LP    Trucking Service  $    91,772        -             -      $    91,772
South Carolina Electric & Gas Company   SC Coaltech No.1 LP      Fuel Handling   $   120,026        -             -      $   120,026


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
Total consolidated capitalization as of  December 31, 2000  $5,487,327(A) Line 1
         Total capitalization multiplied by 15%
             (line 1 multiplied by 0.15)                       823,099    Line 2
         Greater of $50 million or line 2                     $823,099    Line 3

         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                        -
             Energy-related business category 2                        -
             Energy-related business category 3                        -
             Energy-related business category 4                     $6,300
             Energy-related business category 5                        -
             Energy-related business category 6                      5,926
             Energy-related business category 7                        -
             Energy-related business category 8                        -
             Energy-related business category 9                        -
             Energy-related business category 10                       -
                 Total current aggregate investment           $12,226     Line 4

         Difference  between the greater of $50 million
         or 15% of capitalization and the total aggregate
         investment of the registered holding company
         system (line 3 less line 4)                         $810,873     Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                      -
         Gas-related business category 2                      -
                 Total current aggregate investment           -

(A) Includes common equity, preferred stock and mandatorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

ITEM 5 - OTHER INVESTMENTS

                 (Dollars in Thousands)

 Major line of energy-  Other investment in   Other investment in   Reason for difference
    related business    last U-9C-3 report    this U-9C-3 report    in Other Investment

         None*


*As specifically  authorized by the Securities and Exchange Commission in Public
  Utility Holding Company Act Release No. 27133 (February 9, 2000), SCANA Corporation currently retains certain interests in specific non-utility subsidiaries that are engaged in energy-related types of business as described in Rule 58 of the Public Utility Holding Company Act of 1935.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Exhibit A   Solo Energy Corporation Balance Sheet as of December 31, 2000
Exhibit B   Solo Energy Corporation Income Statement for the Periods ended
            December 31, 2000
Exhibit C   SC Coaltech No. l LP Balance Sheet as of December 31, 2000
Exhibit D   SC Coaltech No. l LP Income Statement for the Periods ended
            December 31, 2000
Exhibit E   Certificate of SCANA Corporation

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of February 2001.



                                            SCANA Corporation
                                               Registrant





                                    by:     s/Mark R. Cannon
                                            Mark R. Cannon
                                               (Name)

                                             Controller
                                              (Title)

                                           February 28, 2001
                                               (Date)

                                                        Exhibit A


                                   Solo Energy
                                  Balance Sheet
                             As of December 31, 2000
                             (Dollars in Thousands)
                                   (Unaudited)


ASSETS
   Current Assets
        Cash                                               $2,073
        Accounts Receivable                                    -
        Other Current Assets                                    5
------------------------------------------------------------------------
  Total Current Assets                                      2,078
------------------------------------------------------------------------

  Fixed Assets                                              1,236

  Other Assets                                                699
------------------------------------------------------------------------

TOTAL ASSETS                                               $4,013
========================================================================

LIABILITIES & EQUITY
  Liabilities
      Current Liabilities
            Accounts Payable                               $2,647
            Other Current Liabilities                           6
------------------------------------------------------------------------
      Total Current Liabilities                             2,653
------------------------------------------------------------------------

  Long-term debt                                                7
  Equity                                                    1,353
------------------------------------------------------------------------

TOTAL LIABILITIES & EQUITY                                 $4,013
========================================================================

                                                                   Exhibit B
                                   Solo Energy
                                Income Statement
                     for the Periods ended December 31, 2000
                             (Dollars in Thousands)
                                   (Unaudited)

 Ordinary Income/Expense                        Quarter       Year to Date
          Expense
             Total Commercial Development        $  205         $   663
             Total Research and  Development      4,696          10,456
             Total G&A                            1,392           4,195
 -----------------------------------------------------------------------------

          Total Expense                           6,293          15,314
 -----------------------------------------------------------------------------

 Net Ordinary Income (Loss)                      (6,293)        (15,314)

 Other Income/Expense
         Other Income
                 Interest Income                     45             134
 -----------------------------------------------------------------------------
         Total Other Income                          45             134
 -----------------------------------------------------------------------------
 =============================================================================
 Net Income (Loss)                              $(6,248)        $(15,180)
 =============================================================================

                                                                Exhibit C


                        South Carolina Coaltech No. l LP
                                  Balance Sheet
                             As of December 31, 2000
                             (Dollars in Thousands)
                                   (Unaudited)


  ASSETS
     Current Assets
          Cash                                            $  213
          Accounts Receivable                              5,861
  ------------------------------------------------- ------------------
    Total Current Assets                                   6,074
  ------------------------------------------------- ------------------

    Fixed Assets                                           9,350
  ------------------------------------------------- ------------------
  TOTAL ASSETS                                           $15,424
  ================================================= ==================

  LIABILITIES & EQUITY
    Liabilities
              Accounts Payable                           $ 5,632
  ------------------------------------------------- ------------------
    Total Liabilities                                      5,632
  ------------------------------------------------- ------------------

    Equity
       Partner  Accounts                                  20,834
       Retained Earnings                                     -
       Net Income/(loss)                                 (11,042)
  ------------------------------------------------- ------------------
    Total Equity                                           9,792
  ------------------------------------------------- ------------------
  TOTAL LIABILITIES & EQUITY                             $15,424
  ================================================= ==================

                                                                  Exhibit D



                 South Carolina Coaltech No. 1 LP
                         Income Statement
              for the Periods ended December 31, 2000
                      (Dollars in Thousands)
                            (Unaudited)


                                            Quarter          Year to Date
       INCOME:
           Synfuel Sales                    $16,169            $31,883
           Other Income                        -                  -
       ------------------------------ --------------------- ---------------
           TOTAL INCOME                     $16,169            $31,883

       EXPENSES:
            Depreciation                        334                946
            Raw Material (coal)              16,754             32,955
            Operating Costs                   2,265              7,579
            General Partners Cost               111                350
            Other Costs                         510              1,095
       ------------------------------ --------------------- ---------------
            TOTAL EXPENSES                   19,974             42,925

            NET INCOME (LOSS)              $ (3,805)         $ (11,042)
       ============================== ===================== ===============

                                                                 Exhibit E



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended September 30, 2000, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





February 28, 2001                   By:         s/M. R. Cannon
                                       ----------------------------------
                                               M. R. Cannon
                                               Controller
                                               (principal accounting officer)











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